SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 30 March 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

29 March 2012

2011 Annual Report on Form 20-F

IHG (InterContinental Hotels Group PLC) [LON: IHG, NYSE: IHG (ADRs)] filed its annual report on Form 20-F for the year ended 31 December 2011 with the US Securities and Exchange Commission on 29 March 2012.  The Form 20-F, including complete audited financial statements, can be found on the Company's website, www.ihgplc.com/investors.

Shareholders may request a hard copy of the Form 20-F free of charge from the address below:

Company Secretariat
InterContinental Hotels Group PLC
Broadwater Park, Denham
Buckinghamshire UB9 5HR
United Kingdom

***

For further information, please contact:
Investor Relations (Catherine Dolton / Isabel Green):      +44 (0)1895 512 176
Media Affairs (Kari Kerr):                                                     +44 (0) 7770 736849

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 63 million members worldwide.
IHG franchises, leases, manages or owns over 4,400 hotels and more than 658,000 guest rooms in nearly 100 countries and territories, and has more than 1,100 hotels in its development pipeline.  In Greater China, IHG currently has 167 hotels with more than 55,000 rooms open and 149 hotels with just under 50,000 rooms in the pipeline.
IHG expects to recruit around 90,000 new people worldwide across its estate over the next few years and is committed to gender balance throughout its business. We aspire to continue retaining a minimum of 25% female representation on the Board.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news visit www.ihg.com/media, www.twitter.com/ihgplc or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	30 March 2012